Weil, Gotshal & Manges LLP 767 FIFTH AVENUE NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007	AUSTIN BEIJING BOSTON BUDAPEST DALLAS FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE PROVIDENCE SHANGHAI SILICON VALLEY WARSAW WASHINGTON, D.C. WILMINGTON

September 19, 2008

TRANSMITTED VIA EDGAR AND FACSIMILE:

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott M. Anderegg

Re:	Hollywood Media Corp.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
Amendment No. 1 to Form 10-K for the year ended December 31, 2007
Filed April 29, 2008
Forms 10-Q for Fiscal Quarter Ended March 31, 2008 and June 30, 2008
Filed May 12, 2008 and August 6, 2008
File No. 1-14332

Dear Mr. Anderegg:

We are writing on behalf of our client, Hollywood Media Corp. (the “Company”), to respond to the comments of the Staff set forth in the letter dated August 20, 2008 with respect to the above-referenced Form 10-K, Amendment No. 1 to Form 10-K and Forms 10-Q. For your convenience, each comment from the comment letter is repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter. As specified in your comment letter, each of the comments will be addressed in future filings.

Form 10-K for Fiscal Year Ended December 31, 2007

Forward-looking statements, page iii

1.         Delete the sentence: “any statements contained in this Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements.” You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature are forward looking statements for the purposes of the federal securities laws.

The Company will not include the foregoing sentence in future filings.

Major Business Divisions of Hollywood Media, page 1

2.         We note the disclosure of your major business divisions and the various products and services whereby you derive a diverse stream of revenue. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K. Also, please revise the notes to your financial statements to provide the enterprise-wide disclosures required regarding products and services required by paragraph 37 of SFAS 131.

The Company notes for the Staff’s attention that the information required by Item 101(c)(1)(i) of Regulation S-K is included in the last sentence of “Net Revenues” in Item 7 of the Company’s Form 10-K for the year ended December 31, 2007, which is excerpted below:

“In fiscal 2007 and fiscal 2006, net revenues were derived 90% from Broadway Ticketing, 9% from Ad Sales and 1% from Intellectual Properties. In fiscal 2005, Broadway Ticketing represented 93% of all revenues, Ad Sales represented 5% and Intellectual Properties represented 2%.”

The Company respectfully submits that it will include the following tabular disclosure in Item 1 of all future Form 10-K filings:

Percentage of Total Net Revenues
	2007	2006	2005
Broadway Ticketing	90%	90%	93%
Ad Sales	9%	9%	5%
Intellectual Properties	1%	1%	2%
TOTALS	100%	100%	100%

In addition, you have requested we revise our financial statement disclosure. Please note in accordance with paragraph 37 of SFAS 131 all customers in Footnote 18 of our 2007 Form 10-K - “Segment Reporting” are external and net revenues are separated by product group: Broadway Ticketing represents all ticketing related revenues; Ad Sales represents all ad sales derived revenues, whether from Hollywood.com, Broadway.com or CinemasOnline; Intellectual Properties includes sales from the Company’s intellectual properties and Tekno Books intellectual properties; and Cable TV represents all revenues relating to the cable television division.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.         Please expand this section to discuss the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement in a risk factor that you had losses from continuing operations of $9.9 million for fiscal 2007 and losses of $9.7 million for fiscal 2006. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to

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remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company,
•	Material opportunities, challenges, and
•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company respectfully submits that in future filings it will discuss in greater detail known material trends and uncertainties, the historical variability of its earnings and cash flows and where appropriate, its expectations as to future levels of earnings. The Company will further consider the impact of any changes on its earnings and describe, where relevant and material, such factors as economic and industry-wide factors, market opportunities and challenges and short and long term risks and its actions to address them. Based on the information relevant at the time of the filing of its Form 10-K, the Company would expect its disclosure with respect to the foregoing matters to be similar to the following:

“The Company expects to have continuing losses in the near term. Notwithstanding these losses, as described below under “—Liquidity and Capital Resources,” the Company expects that it will be able to satisfy its near term liquidity obligations. Other than the normal seasonal variance described under “—Inflation and Seasonality,” the Company does not expect that there will be a significant variance in its earnings or its cash flows near term and accordingly does not expect its trend of losses to accelerate.

Known material trends, uncertainties and other factors that have had or are reasonably likely to have a material impact on the Company’s revenues, earnings and liquidity include the following:

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the U.S. economic downturn, which can adversely affect business and personal discretionary spending for entertainment-related items such as theater tickets, and has resulted in a reduction in tickets sold and in net revenue;

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increases in Broadway ticket prices, which can positively affect the Company’s revenues as the ticket service fees the Company earns are based on a percentage of ticket prices, but which can also result in a lower of volume of tickets being sold and could adversely affect the Company’s revenues and, accordingly, its earnings and cash flow; and

•	New York State’s repeal of caps on ticket service fees, which has given the Company greater flexibility to charge higher service fees on tickets for high demand shows, such as Wicked and Jersey Boys.

The Company is also exploring market opportunities which could have a material impact on its revenues, earnings and liquidity, including expansion into discount ticketing markets. Such expansion would allow the Company to sell tickets at variable price points, which the Company expects would attract a greater variety of customers. There is no assurance, however, the Company will ultimately pursue these opportunities or if it does, that they will be successful.

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4.         We note your general disclosure on page 25 regarding the impact of the Broadway stagehand strike in 2007. In this regard, an analysis of consumer spending patterns in 2007 and the current economic difficulties consumers are experiencing suggests retail spending will decline due to cost increase in food, gasoline and other transportation costs. However, your disclosures do not discuss how you expect these trends to impact your business. Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations whereby you would specifically identify, discuss and analyze with more insight the short and long-term impact you expect in future periods from recent negative economic trends on your operations. Refer to Item 303(a)(3) of Regulations S-K.

The Company respectfully submits that in future filings it will discuss in greater detail the impact of current economic trends on its operations.

The Company notes that entertainment-related expenditures are particularly sensitive to business and personal discretionary spending levels, which tend to decline during general economic downturns. The Company also notes, however, that a number of factors may help offset the domestic market for Broadway tickets during current economic difficulties. Despite the economic downturn, tourism in New York City has remained strong. Specifically, the weakness in the U.S. dollar has resulted in a corresponding increase in the amount of international tourists to New York City, which has contributed to an increase in tickets sold by the Company to international customers. Furthermore, as a result of New York State’s repeal last year of caps on ticket service fees, the Company has been able to increase profits given the increased pricing flexibility on high demand shows. While the Company expects the above factors to reduce the effects of a sluggish economy, a severe and protracted downturn in the U.S. economy could have a significant negative impact on its business.

Results of Operations

Year Ended December 31, 2007 as compared to the Year Ended December 31, 2006 and Year Ended December 31, 2005

Net Revenues, page 25

5.         Your analysis and explanation for the change in net revenues between periods provides the business reasons for the change, but does not quantify the dollar impact of each component of the change. For example, you disclose that Broadway Ticketing net revenue for fiscal 2007 increased $13.6 million, or 14% as a result of an increase in sales to consumers, the purchase of the Showtix business in February 2007, ticket price increases by theaters, increases in service fees on individual ticket sales and increase in the number of tickets sold. You provided five business reasons for the change, but failed to quantify in dollars the impact of any of them. We note the same observation for your discussion of the increase of 10% in net revenue for Ad Sales where several business reasons caused the change in 2007, but your disclosure does not state the amount each contributed. Accordingly, in circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed had on the overall change. See Item 303(a)(3) of Regulation S-K.

The Company respectfully submits that in future filings it will disclose the amount of the change and the dollar impact of each business reason primarily responsible for the change.

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With respect to the referenced 2007 Form 10-K disclosures, the Company will make disclosures along the lines as described below in all future filings (using the 2007 Form 10-K disclosures as an example with the proposed changes marked in bold):

“Broadway Ticketing net revenue for fiscal 2007 was $111.7 million as compared to $98.1 million for fiscal 2006, and $78.9 million for fiscal 2005. Broadway Ticketing net revenue increased $13.6 million, or 14%, for fiscal 2007 from fiscal 2006 and increased $19.2 million, or 24%, for fiscal 2006 from fiscal 2005. The increase in Broadway Ticketing net revenue in fiscal 2007 compared to fiscal 2006 is primarily attributable to the result of an increase in sales to consumersof $11.1 million, which includes: increases in number of tickets sold of $5.6 million; ticket price increases by theaters of $4.3 million; and increases in service fees on individual ticket sales of $1.2 million. In addition, the purchase of the Showtix business in February 2007 contributed $2.1 million of revenue directly attributable to Showtix. [Note: Due to the consolidation of the Showtix entity into the Company’s existing group sales business, it is impossible to determine the indirect increase in revenue from the Showtix business.] The increase in Broadway Ticketing net revenue in fiscal 2006 compared to fiscal 2005is primarily attributable to the result of an increase in sales to consumers of $19.0 million,which includes, among other things: increases in number of tickets sold of $10.6 million and ticket price increases by theaters of $8.3 million. In addition, hotel package sales increased approximately $0.2 million in fiscal 2006 compared to fiscal 2005. We believe that the increase in ticket sales was partially attributable to changes in our marketing and advertising strategies.

Ad Sales net revenue was $10.9 million for fiscal 2007 as compared to $9.9 million for fiscal 2006 and $4.5 million for fiscal 2005.  Ad Sales net revenue increased $1.0 million, or 10%, for fiscal 2007 from fiscal 2006 and increased $5.4 million, or 120%, for fiscal 2006 from fiscal 2005.  The increase in Ad Sales from fiscal 2006 to fiscal 2007 is primarily due to increased commission revenue due to higher ad sales on MovieTickets.com of $0.8 million and growth of the plasma sales business in CinemasOnline of $0.7 million, offset in part by a decrease in ad sales on Broadway.com of $0.6 million due to changes in its advertising model to reduce banner ad sales and increase sponsorships from theater producers.  The increase in ad sales revenue from fiscal 2005 to fiscal 2006 was primarily due to the acquisition of CinemasOnline in November 2005 and growth of ad sales of $0.3 million on Hollywood.com and $0.3 million onBroadway.com, as well as increased commission revenue from ad sales on MovieTickets.com of $0.6 million.  CinemasOnline contributed $4.2 million to the increase in revenue from fiscal 2005 to fiscal 2006.  Ad Sales revenue is generated from the sale of advertising and sponsorships on Hollywood.com as well as advertising sales by CinemasOnline.  Hollywood Media also earns commissions on ad sales which Hollywood Media sells for placement on MovieTickets.com.”

Critical Accounting Policies, page 32

6.         You disclose several critical accounting policies that affect the more significant judgments and estimates used in the preparation of your consolidated financial statements. However, it appears that in each area, your discussion here is essentially a duplication of your disclosures in Note 2 – Summary of Significant Accounting Policies. Perhaps you should

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consider changing the heading here to “Critical Accounting Estimates” so as to differentiate your discussion here from your disclosures in Note 2. In this regard, please revise your disclosures of critical estimates to remove the duplications and expand your discussion to disclose and quantify the actual dollar amount of each significant estimate for each period presented and also disclose the assumptions used to determine these estimates. Further, please be sure that your discussion includes the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been based on historical experience. Your current discussion provides the actual estimates for only the allowance for doubtful accounts for each period presented. In addition, with respect to tickets being purchased, explain to us and disclose if you estimate amounts relating to rebates you receive from vendor based on volume of tickets purchased. Your revised discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur and the impact these potential changes could have on your results of operations. In addition, please identify those critical accounting estimates that have not had a significant effect on your financial condition and operation results in the past, but are reasonably likely to change and have a significant effect on your operating results in future periods. For further guidance, please refer to Section V of SEC Release No. 33-8350.

The Company respectfully submits that in future filings it will only include disclosures that entail actual estimates and update the title as requested, and that it will not duplicate disclosures contained in the Summary of Critical Accounting Policies. After a review of the 2007 Form 10-K, the Company notes that the Allowance for Doubtful Accounts and the Impairment of Goodwill disclosures would be the only critical accounting estimates which would be required to be disclosed. In future filings, the Company will provide the requested disclosure for these estimates, as well as for any other critical accounting estimate the Company identifies that had no significant effect on prior operating results but that the Company determines will likely have a significant effect on results in future periods. The Company also notes that it does not receive rebates from volume ticket purchases. The Company will make disclosures along the lines as described below in future filings (using the 2007 Form 10-K disclosures as an example):

“Critical Accounting Estimates

In response to the SEC’s Release Number 33-8040 “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” and SEC Release Number 33-8056, “Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires that we make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, accruals for compensation and related benefits, revenue recognition, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions. For additional information

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about our significant accounting policies, including the critical accounting policies discussed below, see Note 2 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Allowance for Doubtful Accounts

Hollywood Media maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company’s accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectibility of these accounts. When preparing these estimates, management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. The allowance for doubtful accounts was $1.2 million at December 31, 2007 and 2006. The allowance is primarily attributable to receivables due from customers of CinemasOnline. Although the Company believes its allowance is sufficient, if the financial condition of the Company’s customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could materially impact the Company’s consolidated financial statements. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographic regions.

Impairment of Goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and intangible assets acquired after June 30, 2001 are no longer subject to amortization. Goodwill and intangibles with indefinite lives acquired prior to June 30, 2001 ceased to be amortized beginning January 1, 2002. In addition, SFAS 142 changed the way we evaluated goodwill and intangibles for impairment. Beginning January 1, 2002, goodwill and certain intangibles are no longer amortized; however, they are subject to evaluation for impairment at least annually using a fair value based test. The fair value based test is a two-step test. The first step involves comparing the fair value of each of our reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, we are required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if and to the extent that the carrying value of goodwill exceeds the implied value.

As prescribed by SFAS No. 142, we completed the transitional goodwill impairment test by the second quarter of fiscal 2002 which did not result in an impairment charge. Additionally, Hollywood Media established October 1, as its annual impairment test date and conducted required testing on that date during fiscal 2007, 2006 and 2005 and there were no adjustments to the carrying value of long-lived assets. As of December 31, 2007, we are not aware of any items or events that

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would cause us to adjust the recorded value of Hollywood Media’s goodwill for impairment. The goodwill recorded in the Consolidated Balance Sheets as of December 31, 2007 and 2006 was $30.2 million and $27.8 million, respectively. At December 31, 2007 and 2006 goodwill represented 32% and 28%, respectively, of total assets. Future changes in estimates used to conduct the impairment review, including revenue projections or market values could cause the analysis to indicate that Hollywood Media’s goodwill is impaired in subsequent periods and result in a write-off of a portion or all of the goodwill. In order to evaluate the sensitivity of the fair value calculations of our reporting units on the impairment calculation, we applied a hypothetical 10% decrease to the fair values of each reporting unit. This hypothetical decrease did not result in the impairment of goodwill of any reporting unit.”

Operating Expenses

Cost of Revenues – Ticketing, page 27

7.         Please revise your disclosure to indicate the amount or percent of the change between periods. We note your cost of revenues – ticketing increase $11.4 million, or 14% during 2007, but your disclosure does not disclose this amount. Further, you do not appear to identify the business reasons for the change between 2007 and 2006. In this regard, please identify and quantify the impact on each business reason contributing to the overall change in cost of revenues – ticketing for all periods presented. Refer to Item 303(a)(3) of Regulation S-K.

The Company respectfully submits that in future filings it will disclose the amount of the change and the dollar impact of each business reason primarily responsible for the change. With respect to the referenced 2007 Form 10-K disclosures, the Company will make disclosures along the lines as described below in all future filings (using the 2007 Form 10-K disclosures as an example with the proposed changes marked in bold):

“Cost of Revenues - Ticketing. Cost of revenues – ticketing was $93.4 million for fiscal 2007 compared to $81.9 million for fiscal 2006 and $67.5 million for fiscal 2005.  Cost of revenues consists primarily of the cost of tickets and credit card fees for the Broadway Ticketing segment, partially offset by rebates received from certain producers based on exceeding certain ticketing sales goals.  Cost of Revenues – Ticketing increased $11.5 million, or 14%, for fiscal 2007 from fiscal 2006 and increased $14.4 million, or 21%, for fiscal 2006 from fiscal 2005.   As a percentage of ticketing revenues, cost of revenues - ticketing was 84%, 84% and 86% for fiscal 2007, 2006 and 2005, respectively.  The reduction in cost of revenue as percentage of ticketing revenue in fiscal 2006 as compared to fiscal 2005 was due in large part to a greater proportion of higher margin consumer ticket sales in 2006 as compared to 2005.

The increase in Cost of Revenues – Ticketing in fiscal 2007 compared to fiscal 2006 is primarily attributable to the result of an increase in sales to consumers of $9.6 million, which includes increases in number of tickets sold of $6.0 million and ticket price increases by theaters of $3.6 million. In addition, the purchase of the Showtix business in February 2007 contributed $1.8 million of cost of

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revenues – ticketing directly attributable to Showtix. [Note: Due to the consolidation of the Showtix entity into the Company’s existing group sales business, it is impossible to determine the indirect increase in costs from the Showtix business.] The increase in Cost of Revenues – Ticketing in fiscal 2006 compared to fiscal 2005 is primarily attributable to the result of an increase in sales to consumers of $13.8 million, which includes increases in number of tickets sold of $7.8 million and ticket price increases by theaters of $6.0 million.

We have increased ticket pricing flexibility following the adoption of legislation in New York during 2007 that eliminated price caps on service fees on event tickets.  We continue adjusting and evaluating our pricing models on our consumer sales with the goal of expanding margins on tickets.   As a result, our overall margin percentage on consumer ticket sales increased during 2007 as compared to 2006.  The overall Broadway Ticketing segment’s gross margin percentage on ticket sales is influenced by the mix of consumer ticket sales and group sales, because group sales typically generate lower margin than consumer sales, and the consumer-to-group ratio varies from period to period.”

Editorial, Production, Development and Technology, page 27

8.         Please expand your disclosure to identify the amount of the change and disclose the dollar impact of each business reason responsible for the overall increase during 2007.

The Company respectfully submits that in future filings it will disclose the amount of the change and the dollar impact of each business reason primarily responsible for the change.  With respect to the referenced 2007 Form 10-K disclosures, the Company will make disclosures along the lines as described below in all future filings (using the 2007 Form 10-K disclosures as an example with the proposed changes marked in bold):

“Editorial, Production, Development and Technology. Editorial, production, development and technology costs include payroll and related expenses for the editorial and production staff responsible for (i) creating content and supporting Ad Sales on Hollywood Media’s websites, including Hollywood.com and Broadway.com, and (ii) supporting Ad Sales on the MovieTickets.com website.  These expenses also include Internet access and computer related expenses for the support and delivery of these services, and fees and royalties paid to authors and co-editors for the Intellectual Properties segment. Editorial, production, development and technology costs for fiscal 2007 were $6.3 million as compared to $5.3 million for fiscal 2006 and $3.0 million for fiscal 2005.  Editorial, production, development and technology costs increased $1.0 million, or 18%, for fiscal 2007 from fiscal 2006 and increased $2.3 million, or 78%, for fiscal 2006 from fiscal 2005.  As a percentage of aggregate net revenues from our Ad Sales and Intellectual Properties segments, these costs were 52%, 47% and 49% for fiscal 2007, 2006 and 2005, respectively.

The fiscal 2007 over fiscal 2006 increase in Editorial, Production, Development and Technology was mainly due to increased investment of $1.0 million, which was primarily attributable to an increased investment in the Ad Sales segment of approximately $0.3 million in terms of further development of our web sites, an increase in payroll costs of $0.2 million on new hires in our

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production and editorial staff, as well as increased commission and royalty payments of $0.4 million in our U.K. subsidiaries.  The increase in fiscal 2006 as compared to fiscal 2005 in Editorial, Production, Development and Technology costs is due in part to lower incremental costs associated with the increased revenues in the Ad Sales segment.  The fiscal 2006 over fiscal 2005 increase in Editorial, Production, Development and Technology costs was primarily due to a full year of cost of sales for Cinemasonline in 2006 compared to two months in 2005, leading to a difference of approximately $2.2 million. The increase is also partially attributable to increased investment of $0.2 million in our Ad Sales segment for further development of our websites offset by a decrease of approximately $45,000 in payroll costs in our production and editorial staff.”

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies.

Inventories Held for Sale and Deferred Ticket Costs, page 46

9.         We note that ticket inventories held for sale are carried at cost. Please explain if due to the lack of demand you sell tickets to live performances at prices below cost. If so, explain how you estimate, the amount estimated for all periods presented and how you reflect these markdowns in your financial statements each period.

The Company has not historically sold a large quantity of discounted tickets. For the twelve months ended December 31, 2007 and the six months ended June 30, 2008, the face value of tickets sold by the Company at a discount was approximately $127,000 and $2,000, respectively, which were marked down approximately $62,000 and $1,000, respectively. Such results are typical for tickets sold at a price below cost by the Company over the past several years and is indicative of what the Company expects in the future. Due to the low volume of tickets sold at below cost, the Company records the markdown for these tickets at the time of the sale.

Revenue Recognition, page 48

10.       You disclose that you report ticket revenue on a gross basis from the sale of certain tickets for live theater performances on Broadway, off-Broadway sold to individuals, groups, travel agencies, tour groups and educational organizations. Please clarify and expand your disclosure to indicate you are the primary obligor on gross revenue transactions and disclose under what circumstances, if any, customers have the right to return tickets.

The Company is the primary obligor on the above-described gross revenue transactions and respectfully submits that it will disclose this fact in future filings. With respect to the return policy, as a general rule the Company will follow the applicable box office’s return policy. However, for customer service purposes the Company will make exceptions if a customer is dissatisfied or if a particular box office does not recognize adverse weather conditions as part of their return policy. In addition, customers can purchase insurance and return the tickets to

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the Company up to three days prior to the performance date. Any of these returned tickets are placed into inventories held for sale. If inventories are sold, or discounted as mentioned above, no reserve is made due to immateriality. In addition, the Company provides a reserve for potential unsold tickets. The reserve at December 31, 2007 was $125,000. In future filings, the Company will also include such disclosure regarding its return policy.

Barter Transactions, page 49

11.       Please disclose the amount of revenue and expense recognized from advertising barter transactions for each income statement period presented. See paragraph 8 of EITF 99-17.

The Company had no barter transactions during any of the periods presented. In future filings, the Company will not include references to barter transactions when such activity is not present during the periods presented. It is presently anticipated that no such transactions will be experienced in the future.

Earning Per Common Share, page 49

12.       Please revise your disclosure to provide the information required by paragraph 40 of SFAS 128.

Loss from continuing operations and weighted average common shares outstanding contained no reconciling items. As a result, the Company respectfully submits that all information required by paragraph 40 of SFAS 140 is currently presented in the Company’s consolidated statement of operations. When and if such reconciling items are present in the future, they will be presented.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007

Directors and Officers, page 1

13.       Please revise to describe the business experience of Messrs. Hoffman and McAllan for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Mr. Hoffman retired in 1991 after leaving his position as President and Chief Executive Officer of Waldenbooks, Inc. Mr. McAllan has served as the Chief Executive Officer of Press Communications, Inc. since 1997. The Company will include these dates in the relevant disclosures of all future filings.

Executive Compensation Policies and Objectives, page 5

14.       Please clarify your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(2)(i) of Regulation S-K.

In setting particular award levels, the Compensation Committee seeks an appropriate combination of short-term and long-term compensation to provide the executive with retention incentives and motivation for strong future performance. The appropriate mix to meet these goals may vary from year to year, and from individual to individual, and, in the past, have been negotiated on an arm’s length basis, at the time the executive was hired. The

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Company notes that the Compensation Committee has not made an equity award as long-term compensation to an executive officer since December 2005.

Role of the Compensation Committee, page 5

15.       We note your disclosure that the compensation committee of the board of directors administers the compensation of your executive officers with input from the Chief Executive Officer and/or other executives. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

The Company does not receive input from Mitchell Rubenstein, the Company’s Chief Executive Officer, on his compensation or the compensation of Laurie S. Silvers, the Company’s President. Regarding the compensation of Scott Gomez, the Company’s Chief Accounting Officer, Mr. Rubenstein negotiated the terms of Mr. Gomez’s employment agreement, including salary and bonuses, and provided his input to the Compensation Committee. Since the time of its negotiation in May 2005, Mr. Gomez’s annual salary and bonus have been set pursuant to the terms of his employment agreement. The Company will clarify these disclosures in future filings.

Setting Executive Compensation, page 5

16.       We note in your discussion that you review and consider, among other factors, “compensation levels at comparable companies.” Please revise to identify the benchmark and its components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Mitchell Rubenstein, the Company’s Chairman and Chief Executive Officer, and Laurie S. Silvers, the Company’s President, have been party to employment agreements with the Company since July 1993, which currently renew automatically for successive one-year periods ending December 31 unless terminated by either party upon 30 days’ prior written notice. In connection with the employment agreement amendments that were executed in July 2003, an independent third-party executive compensation study was prepared for the Company and reviewed by the Compensation Committee. The study included a review of twenty-two industry competitors and similarly sized companies from entertainment related industries, including Ticketmaster, Imax, Tickets.com, iVillage and TheStreet.com. Upon review of the study, the Compensation Committee determined to increase the combined salary and annual bonuses for the Chief Executive Officer and President at a level approximately 10% below the market median benchmark for comparable positions among the peer group as recommended by the independent third-party.

Scott Gomez, the Company’s Chief Accounting Officer, has been party to an employment agreement with the Company since May 2005, which expires in April 2010. The Compensation Committee did not review compensation levels at comparable companies in determining Mr. Gomez’s salary. The Company will clarify these disclosures in future filings.

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Stock Option Grants and Equity-Based Compensation, page 7

17.       We note your discussion of the compensation committee’s functions in connection with the granting of stock options. Please elaborate and specify the factors that are considered in making stock option grants.

The Company notes that the Compensation Committee has not made an award of stock options to an executive officer since December 2005. Before that date, the Compensation Committee historically granted stock options to employees upon the commencement of their employment, as it deemed appropriate. The Company will clarify these disclosures in future filings.

Form 10-Qs for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

18.       As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

The Company will apply the above responses to its future Form 10-Q filings as applicable.

*     **

In addition to the responses above, attached hereto please find the requested acknowledgments of the Company.

If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8172.

Very truly yours,

/s/ Todd Chandler

cc:	Mitchell Rubenstein,
Hollywood Media Corp.

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Hollywood Media Corp.

2255 Glades Road

Suit 221A

Boca Raton, FL 33431

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Please be advised that Hollywood Media Corp. (the “Company”) hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 19, 2008

HOLLYWOOD MEDIA CORP.

By:	/s/ Mitchell Rubenstein
Name: Mitchell Rubenstein
Title: Chairman and Chief Executive Officer